Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Coeur d’Alene Mines Corporation:
We consent to the incorporation by reference in this registration statement on Form S-3 of Coeur d’Alene Mines Corporation, registering common stock, preferred stock, debt securities, warrants, depositary shares, purchase contracts, guarantees and units, of our reports dated March 2, 2009, with respect to the consolidated balance sheets of Coeur d’Alene Mines Corporation as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Coeur d’Alene Mines Corporation.
/s/ KPMG LLP
Boise, Idaho
August 28, 2009